HYPERSCALE DATA, INC.
11411 Southern Highlands Parkway, Suite 190

Las Vegas, Nevada 89141

June 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn: Bradley Ecker and Geoffrey Kruczek

Re:	Hyperscale Data, Inc. Registration Statement on Form S-1/A (File No. 333-286788)

Ladies and Gentlemen:

Hyperscale Data, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern time, on Friday, June 13, 2025, or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call or e-mail to Kenneth Schlesinger, our outside counsel, at (212) 451-2252 or KSchlesinger@olshanlaw.com.

Very truly yours,

HYPERSCALE DATA, INC.

By:	/s/ William B. Horne
William B. Horne
Chief Executive Officer

cc:	Kenneth Schlesinger, Esq.
Spencer G. Feldman, Esq.